Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lorillard, Inc.

Commission File No. 001-34097

Form S-4 File No. 333-199443

Date: February 18, 2015

Explanatory Note: This Form 425 contains a transcript of a presentation given by Susan M. Cameron and related Q&A at the Consumer Analyst Group of New York (CAGNY) conference on February 17, 2015 at 5:30 pm ET, along with related presentation slides.

“REYNOLDS AMERICAN’S PRESENTATION AT THE CAGNY”

SPEAKERS: ANDREW GILCHRIST, DEBRA CREW, MORRIS MOORE

MODERATOR: SUSAN CAMERON

PRODUCER: CHRISTOPHER GROWE

CHRISTOPHER R. GROWE:

We’d ask everyone to please take their seats. Please take your seats. We’re ready for the last presentation here. Thank you. I’d like to just give you a couple quick housekeeping notes before we— kick off the final presentation. At the end of the night you have to take all of your personal belongings with you out of the room, so I’ll remind you one more time but don’t forget that when you leave.

Also, we’re going to be doing Q&A in the— with— after the presentation here and the main room. And it will— but we have to— we do have to end at 6:30, so we’ll kind of— there’s some time built into the Reynolds presentation for Q&A here in the main room. We just end at 6:30.

So our final presentation of course is Reynolds American. We’re pleased to have them back at the conference this year. I’d like to thank Reynolds for sponsoring the break this morning, so please join me in thanking them for the nice break this morning.

So now on to the presentation. Here to present for Reynolds is Susan Cameron. Joining Susan on stage are Andrew Gilchrist, the incoming CFO, Debra Crew, the president of RJR, and of course Morris Moore in investor relations you all know. Susan has come back to Reynolds after a short hiatus and back under a different name too. She’s instigated significant change in the company in the short time since coming back in mid-2014.

Between working toward the stabilization of the company’s market share in the cigarette category, strongly growing its profitability and of course the acquisition of Lorillard, Reynolds is undergoing significant change. So I’ll turn it over to Susan to will tell you more about that strategy. Susan?

SUSAN M. CAMERON:

Good afternoon. It’s good to be back at CAGNY again after, as Chris said, giving retirement a trial run. And it’s especially good to come back when you have good news to talk about in terms of our company’s results. You have once again picked a wonderful week to be in south Florida, so congratulations to you. And, of course, I am the only thing standing between you and the cocktails. So I will give you this thorough presentation and give you time for Q&A and then you’ll have a nice evening, I’m sure.

So today I have a business update. And I will focus this afternoon on RAI’s strong 2014 performance, the results of our operating companies, our exciting new developments and the company’s outlook for this year. First, let me draw your attention to our precautionary statement on forward-looking information.

I will be discussing some forward-looking information and actual results could be different from our forecast. These risk factors are listed in RAI’s fourth-quarter earnings release on our website and in our SEC filings.

I’ll focus on adjusted results in my presentation. The slides for this presentation are on the Reynolds American website and they contain a reconciliation of adjusted to GAAP results which is also in our press release.

So on my agenda today is an overview of our vision and strategies which guide everything we do. I’ll also talk about how our operating companies are driving profitable growth and leading innovation and how this is creating excellent value for our shareholders.

Let’s start with our strategies.

Our vision is ambitious but very clear and that is to achieve market leadership by transforming the tobacco industry over the long term. Of course, this transformed industry will look very different than the one we have today. For us, market leadership is defined in terms of volume, share, value and, importantly, influence as measured against the universe of traditional tobacco, vapor and nicotine-replacement products. Our growth will be driven by premium brands in combustibles and leadership in smoke-free categories and our goal is to be recognized as the industry leader in vision, direction, expertise and capabilities. And I would emphasize here that RAI’s transformation strategy aligns our companies’ commercial interests with those of our key stakeholders.

To fulfill this vision, we have to lead change in our industry by driving innovation across our businesses and redefining enjoyment for adult tobacco consumers in an evolving environment. That is exactly what our companies are doing and I’ll be highlighting some proof points shortly. Another key part of our transformation strategy is to reduce the harm caused by smoking and the emergence of alternative smoke-free products such as vapor is generating much-needed public discussion on how best to achieve this. Our companies are also leading change by working to accelerate the decline in youth tobacco use as well as continuing to resolve other controversial issues related to the use of tobacco. So how are we going to achieve these transformation goals?

RAI’s companies are deploying very distinct commercial strengths. They’re advancing the industry’s broadest array of product offerings ranging across the risk continuum and they’re leading the way with an exciting pipeline of new innovations that position us well for future growth. Continuous productivity improvement is in our companies’ DNA, they continue to look for ways to operate more efficiently and they’re focused on responsibility and sustainability in every part of our business. Our companies bring 140 years of expertise in consumer and trade marketing and superior engagement with their customers and their consumers. But it all hinges on a line-up of strong key brands that are critical to our successful transformation.

And let me remind you that these brands represent a well-placed portfolio across categories and price points: Natural American Spirit in super-premium cigarettes, Camel in both premium and snus and a highly differentiated offering in value cigarettes with Pall Mall.

We also have Grizzly in the growing moist-snuff category, as well as Vuse in vapor, Zonnic gum in the nicotine replacement therapy category and now there is Revo in heat-not-burn.

In today’s presentation, I’ll be focusing on two major business factors that are driving growth — the momentum in our companies’ key brands and their progress in creating new revenue streams and innovative new products. And of course, I’ll also be giving you an update on where we stand with the proposed Lorillard transaction.

So let’s get onto our next agenda item — what’s driving our growth, starting with current dynamics in the cigarette industry.

The decline in industry cigarette volumes moderated across the past year, coming in at just over three percent in 2014. Clearly, the drop in gas prices and improved employment is helping our consumers spending. We expect cigarette volume to decline at about three to four percent this year. Overall, the cigarette environment remains very competitive. The migration of adult smokers to alternative tobacco products is continuing and as you know our companies are well placed to take advantage of this with their range of offerings across categories. The menthol segment remains very positive and this was reflected in the growth of Camel’s capsule styles in 2014.

Which brings me to the performance of our operating companies and their key brands starting with our biggest subsidiary, R.J. Reynolds.

In short, the company’s focus on strengthening core profitability is paying off and they had a terrific year. As expected, cigarette volume was down, R. J. Reynolds’ adjusted operating income and operating margin improved substantially benefitting in part by the end of the federal tobacco-quota buyout program in the fourth quarter. R. J. Reynolds’ strong performance of its brand portfolio is evidence that its strategic growth-brand focus … continued equity investments and attention to productivity and efficiency across the organization are working.

As a result of these efforts, the company’s total cigarette market share was in 2014 down only slightly at 26 and a half percent.

As you can see from this graph looking back over the past decade basically flat, R. J. Reynolds has more than doubled its adjusted operating margin to almost 40 percent in 2014.

As you know, the company’s current brand portfolio strategy is focused on Camel and Pall Mall. Continued investment in innovation combined with true product differentiation has been key to their success. It’s enabled Camel and Pall Mall to give adult smokers more of what they’re looking for in their brand which in turn drives the growth of the brands through increased trial, conversion, and loyalty.

And you can see the impact of that investment in their growth momentum — Camel and Pall Mall now make up almost three quarters of R. J. Reynolds’ total cigarette share.

R. J. Reynolds’ primary focus is on Camel which continues to have favorable demographics. The investment in the brand’s premium equity its high quality and highly differentiated products and its innovative consumer marketing programs have translated into steady growth.

Over the past two years, Camel’s market share has grown by almost one percentage point. Clearly, the brand is resonating with today’s adult smokers.

A key driver of Camel’s growth continues to be its Crush styles that offer smokers a unique option with capsule technology. The capsule styles are also improving adult tobacco consumer’s perceptions of the Camel brand. Historically, Camel was significantly underrepresented in menthol but, in the fourth quarter last year, Camel Menthol represented 4.4 share points. And even after more than a century in the market, Camel continues to innovate.

Here’s its latest expansion — Camel White. Camel White features an innovative, two-piece Inset Filter – which offers smokers a smoother smoking experience it puts a new unique twist on Camel’s rich, bold flavor. In April, Camel White will be offered in both menthol and non-menthol styles in 21 Western states and Camel White will expand the brand’s range in both the non-menthol and the menthol categories while further strengthening the modernity of Camel’s brand equity.

Turning to Camel’s smoke-free innovation, Camel SNUS continues to perform well. This brand, which holds about 80 percent of the market, is a great example of our transforming tobacco mission, offering a convenient smoke-free option to adult tobacco consumers as tobacco trends evolve.

Now, turning to the value category, let’s take a look at Pall Mall. Like Camel, Pall Mall has a distinct brand and product proposition. Genuinely More. Pall Mall’s packaging was recently upgraded, giving it a bright, more contemporary look. And each pack is fully embossed for a premium look and feel. In addition to their premium taste, Pall Mall cigarettes are longer-lasting — a true value proposition for adult smokers.

Pall Mall remains the nation’s No. 1 value brand and, as you can see from this graph, the brand’s market share was strongly positioned at 9.3 percent in 2014 in line with the company’s focus on balancing market share and profitability. Pall Mall is playing precisely the role it should in the R. J. Reynolds portfolio. The company continues to invest in consumer-driven opportunities to expand awareness of Pall Mall’s unique brand proposition. Because we know that when adult smokers are aware of Pall Mall’s proposition, they are far more likely to switch to the brand.

Now let’s move on to Santa Fe Natural Tobacco and its unique Natural American Spirit brand, the nation’s largest super-premium cigarette.

Santa Fe continued to deliver excellent growth in Volume, Share and Operating Income in 2014, and it boasts one of the highest operating margins in the cigarette category — at more than 50 percent.

American Spirit’s brand values have fueled its accelerated growth and momentum – with market share now approaching two share points. It’s now among the top 10 U.S. cigarette brands.

And NAS is growing in 49 out of 50 states. And here I’d highlight Boulder, Colorado, where the brand has a share of more than 12 percent, San Francisco, with just over 9 percent, and Portland, Oregon, with more than seven and a half percent. You can also see that Natural American Spirit is relatively underdeveloped in the mid-west and east, so there’s plenty of room for it to continue to grow.

Like all our operating companies, Santa Fe continues to invest in its business and in the brand equity of Natural American Spirit. New, enhanced packaging was rolled out in the fourth quarter and the company continues to add resources and expand its trade marketing reach as well.

Natural American Spirit has a unique position in the market and it’s a brand that’s completely aligned with changing consumer values: it’s a product made with the highest-quality additive free and organic tobaccos; the brand values and brand experiences are the most unique and relevant across the industry; and despite its super premium and never-discounted price point, the brand is certainly seen as a real value to its loyal consumers.

Now, let’s look at the moist-snuff category.

Moist-snuff volume continues to grow but the pace of growth has slowed over the past year. with growth last year of 2.3 percent. That’s not so surprising given all the new choices out there for adult tobacco consumers and the interaction of tobacco consumers across categories. In addition, the competitive environment remains very intense with all the growth coming in the mid-price tier, which now makes up almost 60 percent of the category.

This is where American Snuff’s flagship Grizzly brand is positioned and where it continues to be the category leader.

Despite the increase in competitive promotion levels, American Snuff is focused on balancing market share and profitability. This was reflected in the company’s 2014 financial performance, and I would note here that American Snuff’s adjusted operating margin remained very strong at more than 56 percent for the year.

As you can see from this graph, American Snuff’s marketplace performance since RAI bought the company in 2006 … tells a great story — growing from less than 25 percent to more than 34 percent 2014 market share.

And that performance has been driven by Grizzly which holds the top spot in the two fastest growing segments of the moist-snuff category – wintergreen and pouch. Grizzly’s overall market share was almost 31 and a half percent last year.

American Snuff continues to invest in brand equity and is expanding Grizzly Dark Wintergreen nationally. This gives the Grizzly family of products a unique, darker and richer wintergreen style.

Product-based initiatives like the all-metal can and the cammo cans continue to play an important role in the growth of Grizzly. In fact, the brand has just launched a limited-time promotion called The Grizzly Big Can which you can see up on the screen. The Big Can is actually six-times larger, than the small can, and of course holds six times as much Grizzly, of the popular Grizzly Wintergreen. So that is in retail and its a fun promotion. And of course it differentiates Grizzly from the rest of the sector. And it’s initiatives like these do strengthen Grizzly’s brand credentials and are switching competitive dippers from other brands.

So let’s move on to some of our companies’ exciting new developments in innovation which are the platforms for long-term growth in an evolving environment.

First up, is R. J. Reynolds Vapor Company’s VUSE Digital Vapor Cigarette. We are very pleased with VUSE’s early performance in this emerging category. VUSE is earning the trust and credibility of skeptical vapor users and the reason for that is because of its proprietary digital vapor technology and its American assembly. Both are meaningful points of difference for adult tobacco consumers. But most important, VUSE is a satisfying and convenient smoke-free alternative for adult smokers. VUSE is delivering more than the consumer expects and that’s a winning formula for the brand. Before I talk about the strong performance of VUSE, I’d like to play a short TV ad, in case you haven’t seen them, and I think really captures the brand’s focus on product innovation.

MALE VOICE (ON VIDEO):

Tomorrow. It’s where great things happen. The question is: how do we get there? Welcome to VUSE. VUSE is the first and only Digital Vapor Cigarette. Designed and assembled in the USA by tobacco experts. VUSE ensures a perfect puff, first time every-time. VUSE: Welcome…...to tomorrow.

SUSAN M. CAMERON:

It’s been a long time since you’ve seen a tobacco company with commercials in the U.S. So, as we’re been reporting for some time, VUSE’s national expansion has gone very well and the brand is now available in about 100,000 outlets primarily gas convenience stores. I’m very pleased with the brand’s Number One position in this channel, and I would remind you that it’s being supported with less promotion than competitive vapor products. About 90 percent of VUSE’s sales are replacement cartridges which clearly demonstrates that smokers are satisfied and are switching to VUSE. VUSE remains focused on game-changing innovations and there’ll be more to come in 2015. Have I piqued your interest?

But in the meantime, building on VUSE’s growth momentum, the brand has added four more adult-oriented styles in the Colorado market in December — Crema, Mint, Rich Mint and Chai. Adult smokers and vapor users have shown a high degree of interest in these flavors, and we expect they will further broaden VUSE’s appeal to adult smokers and adult vapors – particularly those that are dissatisfied with the lack of convenience and simplicity of the tank/mods and liquids.

So now, let’s turn to REVO, which is another huge nod to R. J. Reynolds’ tradition of innovative technology. As many of you know, REVO works by primarily heating tobacco rather than burning it. You light the high-purity carbon tip with a lighter and then you smoke REVO like you would a current combustible cigarette. You draw heated air over real tobacco to release a smoke-like aerosol that a smoker inhales and exhales like their usual brand. REVO leaves no ashes, and has significantly less smoke and smell. This premium-priced product is currently being distributed in Wisconsin and will be supported by a full marketing mix. We call REVO the Unconventional Cigarette, a modern take on the classic cigarette one that occupies the consumer space between combustible cigarettes and vapor. Because of course, heat-not-burn technology is not a new idea. R. J. Reynolds introduced the technology on a brand called Eclipse 20 years ago but for consumers that product was ahead of its time. Now that the mass presence of vapor products has opened up an experience space that the smokers understands, we believe this presents an opportunity for REVO.

And this change in consumer perceptions was highlighted in a 2013 product test and this is compared as you can see in the slide to a test we did back in 1994. Trial intent was pretty high in both product tests but the two diverged when it came to repeat purchase intent with receptiveness to heat-not-burn markedly higher in the 2013 test. We know that REVO is not for everyone but it’s still early days and we’ll be watching to see how consumers respond to REVO.

Our companies’ innovation initiatives also extend to the category of nicotine replacement therapy. A large percentage of smokers consistently indicate a desire to quit smoking and many act on it numerous times but relatively few — only about 7 percent say they use NRT products to help them quit smoking. And why is that? Niconovum, for one, believes that it is primarily due to price limited and inconsistent distribution and category perceptions. So the company took a direct and different approach to address these barriers positioning the ZONNIC brand of gum to take advantage of a good growth opportunity. ZONNIC’s national expansion is underway, and it is now being sold in about 18,000 outlets primarily convenience gas stores where most tobacco consumers make their purchases. And the product is available in small, affordably-priced packs. We’re confident that ZONNIC will continue to make good progress in the marketplace.

The different way in which ZONNIC is being marketed is also very important because when you ask smokers why they decided to quit, the answer usually is: “I want to feel better about myself.” And ZONNIC’s inspirational messaging recognizes and incorporates that core insight. ZONNIC supports their decision to take steps to feel better about themselves, and that it’s good to celebrate the small successes necessary to achieve that goal. One less cigarette, one more victory. Let me show you what I mean with this short TV ad.

FEMALE (on video):

Quitting cigarettes? Yeah, I’ve thought about it a million times. I always knew I’d get around to it. Just not yesterday, OR Thursday. I mean who quits on a Thursday, right? Well, today’s my day. ‘Cus today I’m taking it one less cigarette at a time. That’s how ZONNIC helps me quit.

ANNOUNCER (on video):

With new ZONNIC nicotine gum every cigarette you don’t smoke is a victory. Three great flavors, $3.99 or less wherever cigarettes are sold. ZONNIC. Every victory counts.

SUSAN M. CAMERON.

So that’s the top-level look at our companies’ achievements over the past year and some of the things we have in store this year. We’re in a strong position for the coming year and beyond. Our companies have a profitable and growing cigarette portfolio with Natural American Spirit, Camel and Pall Mall. We have moist-snuff growth with the Grizzly brand; a market-leading position in vapor with VUSE; an offering in the heat-not-burn space with REVO; and a growing position in nicotine replacement therapy with ZONNIC.

All of these achievements are allowing us to deliver excellent value to our shareholders.

No doubt you saw our results last week, so this is just a quick recap of RAI’s financial performance in 2014. In calling out the 7.2 percent increase in RAI’s adjusted EPS, I would remind you that it includes substantial investment in the VUSE expansion, as well as the equity-building initiatives in our companies’ key brands.

A clear example of our successful efforts last year was RAI’s impressive adjusted operating margin of 36.7 percent, which is more than double our margin from 10 years ago.

And our outlook for growth remains strong. As we announced in our press release last week, RAI’s adjusted EPS guidance for 2015 is in the range of $3.65 to $3.80, which represents a projected earnings increase of about 7 percent to 11 percent. This guidance excludes any impact from the proposed transactions with Lorillard and Imperial.

I’m pleased to say that RAI has delivered excellent total shareholder returns over the past 10 years consistently outpacing the S&P 500.

So that brings me to the next exciting step in our transformation journey, our pending acquisition of Lorillard, the addition of its powerful Newport cigarette brand to R.J. Reynolds’ portfolio of growth brands and the divestiture of certain assets to Imperial.

I believe we have laid out a very compelling strategic rationale for this deal and, with their overwhelming votes to approve the transactions last month, our shareholders obviously agreed with us. The FTC approval process continues to proceed as expected and our employees are in an advanced stage of transition planning. And as we said in our press release last week, we remain confident that the transaction will close as expected in the first half of this year.

This is the right deal at the right time for us. We will gain a unique portfolio of iconic key brands, an enhanced growth profile through complementary geographic strengths and increased scale and synergies. And that puts us in a much stronger competitive position. In fact, the deal will be accretive to EPS in the first full year.

With the proposed addition of Newport, RAI’s companies will have an even more powerful line-up — a combined brand portfolio that reflects diversification and strength across categories, price points and geography. This also represents a step-change for our companies’ portfolio with more than 90 percent of cigarette volume in growth brands. This will be the most balanced portfolio in the industry and will allow us to best-position ourselves for the continued transformation of the tobacco industry.

So to summarize the highlights, RAI continues to grow profits based on the successful performance by its operating companies; their powerful key brands have future growth momentum they have momentum today and new revenue streams are being developed with transformative innovations. This will provide for long-term sustainability in an evolving industry.; as a result, RAI is returning excellent value to our shareholders.

Now, we’re ready to embark on our next exciting phase of growth, as soon as our proposed transactions get is the green light. So that concludes my prepared remarks. We are now prepared to take questions and answers.

Thank you for your interest in Reynolds American.

SUSAN M. CAMERON:

Michael?

MICHAEL S. LAVERY:

There’s— a lot of category tailwinds with— with pricing momentum and moderating— category declines and the— savings going on through three more quarters this year, so is— is it right to think you’ll be reinvesting a good amount? Or maybe, you know, as much as possible? What— what are some of your— thoughts about that? And— and specifically on ZONNIC, can you give a sense of how that compares in order of magnitude relative to, say, vapor?

SUSAN M. CAMERON:

Sure. I’ll say a few things. Andrew if you want to add. We are certainly continue to invest in equity of our key brands. And so we will continue to make those investments. And— we— but as we’ve said, I think, previously— VUSE will become positively contributing in the second half. So it’s not the kind of money that it took last year to do a national launch and merchandising fixtures for 100,000 outlets.

The— and ZONNIC is a very— a very different investment level than— than VUSE. It’s— I’m not going to disclose it because we don’t report that segment, but it is— you know, we’re— it’s in 18,000 stores. That will grow. But the objective this year is not 100,000 and it doesn’t have the same sort of merchandising requirements. But— we’re enthusiastic about it and we’re getting great feedback from consumers. Finding that ZONNIC gum in a convenience gas store where they buy their cigarettes is something new and different.

SUSAN M. CAMERON:

Chris.

CHRISTOPHER R. GROWE:

Thank you. I had a question for you on the Pall Mall brand, which is a growth brand, but in 2014 was managed more for profitability. And that makes a lot of sense in— when premium brands are doing so well. Just curious as you— you look ahead, is that— the right strategy for that brand now, given the environment in the category today?

SUSAN M. CAMERON:

I think— my opinion is that Pall Mall at 9.3 share and the biggest value brand in the company is playing exactly the right role at Reynolds. And so we saw tremendous growth in Pall Mall over the last four or five years. And for it to hold that market share position and help contribute in profitability and help to fund new, innovative investment is— is perfect. So we think we have the balance right. Now I’m coming back here— Vivien.

VIVIEN N. AZER:

Thank you. My question is on Natural American Spirit, which has been just a tremendous growth engine for the company. Can you talk a little bit, number one, about your market share aspirations for that brand and then, number two, related, how you think about price gap management, ‘cause the pricing on NAS has trailed a little bit RJRT. So how do you think about maintaining that premium or super premium positioning please?

SUSAN M. CAMERON:

Andrew, I’ll give you the price in question.

ANDREW D. GILCHRIST:

Sure—

SUSAN M. CAMERON:

I will— I would say that, you know, it’s 1.8% market share. And as I showed on that map it’s not 1.8% anywhere. You know, it’s 12% or 7% or 4% or 6% or it’s, you know, 0.3%. And so I think it has tremendous growth prospects. And as we’ve continued to invest in distribution and equity building programs— I would say— I believe it will continue to flourish. And I think that the— the— we— we have the pricing right and people are prepared to pay for a very differentiated, unique cigarette. It’s a very different cigarette offer. Both in product and positioning. Andrew, do you want to?

ANDREW D. GILCHRIST:

Yeah, and I think on— on the pricing, we’ve maintained— a fairly consistent pricing strategy on NAS over the past four or five years. Some of the changes you were saying are geographic mix— elements. You know, you’re seeing significant growth in the Southeast, for example, that— that— obviously changes some of that. But from a store to store— brand to brand standpoint we’ve— we’ve maintained— a very consistent— approach. So— and that— that was— no different in 2014.

SUSAN M. CAMERON:

Judy? Judy. We go for Judy.

JUDY E. HONG:

Thanks. Two questions related to the Lorillard acquisition, Susan. So if you think about the acquisition, I mean clearly it strengthens your combustible portfolio. I guess the transformation journey that you’ve been on in the last several years has really been more about evolving your portfolio and— and going into some of the non-combustible categories. Vapor, gums, et cetera.

So now with Lorillard being part of— potentially being part of your portfolio and actually increasing your exposure to combustibles, do you think that that could be a catalyst really that accelerates the investments needed to accelerate the transformation even faster? Or— is this really just thinking about competitive positioning being strength— strengthened within the combustible?

SUSAN M. CAMERON:

Well, I think our commitment to transforming the industry, you know, we can— what— what we can do is to continue to innovate, to continue to offer adult smokers alternatives. How quickly they’ll move to those alternatives— depends on how satisfying those alternatives are and— and how they are positioned.

So I— you know, I’m very enthusiastic about Newport joining the Reynolds portfolio. It gives us, as we said— a great, nationally geographic footprint. It— it— obviously it’s financially very— it’s— it’s not just accretive. There will be a lot of— revenue growth. And it does give us— I think it sits beautifully into the long-term transformation strategy because it gives us a bigger engine to make those investments.

JUDY E. HONG:

And then just from a timing perspective, on the slide it says the deal was expected to close mid-20 — by mid-2015. I think you said first pass, though— the first half meaning the first half, not mid-2015. Is there any—

SUSAN M. CAMERON:

You see that’s the same. It’s meant to be the same.

JUDY E. HONG:

Okay. I just wanted to be clear. Got it. Thank you.

SUSAN M. CAMERON:

Okay. I have to do Nik and I have to come back to Matt. And we have only— yes. Go with Nik.

NIK H. MODI:

Thanks Susan. Two questions just— on Santa Fe. You know, obviously the brand has— has done well with not really much investment. You know, it’s been very authentic. So how do you balance the authenticity of the brand with giving it a bigger push by a big company, you know, in the eyes of the consumer. So that’s the first question.

And then the second question as relates to the Lorillard deal, you know, once the deal’s officially approved and closed— will you be incenting— folks with it organization, I guess on the transition team— on certain targets? And what would those targets focus on? Will it be, you know, volume, margin. It— it— yeah, synergies. If you could just kind of— maybe provide a little bit of context there.

SUSAN M. CAMERON:

Okay. I’ll do the second question. You guys take the Santa Fe question. Certainly once the transaction closes— I mean as you know you can do a lot of planning for the integration or the— the transition, if you will, but you cannot share any of the marketing data until close, because are you competing and— you know, till the— till the day you sign the papers.

So we will then be able to have access to all of that consumer and marketing information. And of course we will then develop targets accordingly. You know, Newport, as— as you read it and you read it in Lorillard’s earning announcement, Newport continues to perform very well. And— so we will— we will revisit our targets for the remainder of 2015— after the close.

And, you know, they will be things like the integration success. And of course that will be— include capturing the synergies and making— and— and then really the portfolio strategy and how that portfolio unfolds. And how we’ll— what kinds of investments we’ll make and what we want to look at. And there’ll be— I mean a lot of research involved as we take on this very precious asset into our family. So NAS

DEBRA A. CREW:

Yeah, I think— you know, we still that we’ve got a lot of opportunity with NAS, so from an authenticity it’s really about making sure we’re seeing, with the product, the organic— there’s still a lot of opportunity for awareness of all of these styles, so actually if you look at those numbers there’s a long way to go before we kind of hit that sort of mass standpoint.

So I think right now it’s a matter of we’re investing— you know, we’d mentioned before we’re investing in our— our trade marketing organization and actually adding— folks in that area, as well as investing in our marketing capabilities as well. So we still see a lot of opportunity before we have to really cross that barrier of getting away from authenticity to— really big. Which is where we’d like to be.

SUSAN M. CAMERON:

Get on the mailing list of National American Spirit and you won’t believe what— what comes in terms of the uniqueness of that brand’s relationship. It— you know, birthday cards with seeds that you plant and I mean it—

SUSAN M. CAMERON:

—there’s so many—

DEBRA A. CREW:

It’s a very distinct voice—

SUSAN M. CAMERON:

—unique— ways of going to market. It’s fun.

NIK H. MODI:

Great, thanks.

SUSAN M. CAMERON:

Thank you. Matt.

MATTHEW C. GRAINGER:

Thanks Susan. Just two questions. The first is a clarification on VUSE. You hinted at a pipeline of new products and vapor coming at some point, probably in the next year. So when you talk about achieving profitability on VUSE in the second half of this year, is that simply a comment on the existing technology or should we consider that to be inclusive of investment in future technologies, the evolution of the category, et cetera?

SUSAN M. CAMERON:

Well, I think, you know, you’re— it— as you— as you continue to innovate you will continue to invest. This is all a question of magnitude. And so it’s very dependent on what innovations are coming out. But— you know, we— the vapor category will be positively contributing in 2015. As we see it today.

MATTHEW C. GRAINGER:

Okay, thanks. And— just to follow up on the transaction, assuming it moves forward as expected, I guess one of the key areas of uncertainty is how long it’ll take to achieve the targeted synergies. And this is at least partially dependent on how quickly the F.D.A. allows you to consolidate the manufacturer and move off of the TSAs. So just wanted to see if you have any thoughts on how quickly that process might play out? Can you engage with the F.D.A. on it perspectively? And if it’s delayed, how would that impact the synergy realization?

SUSAN M. CAMERON:

We— we are confident that can make the manufacturing transition in 18 to 24 months. And— so that is in the plan and that’s in the— you know, the— the business plan. That’s how we— suspected and we believe that that is— quite achievable. —What was that other part? Well, I think, you know, we— we’ve done all the— the right planning. You know, the— it— it— because— the— the F.D.A. of course requires us to make exactly the same product. And we will make it on exactly the same machines. And so we will have that— we will— make the transition.

ANDREW D. GILCHRIST:

Yep. That’s our plan.

SUSAN M. CAMERON:

And the synergies— you know, because of the divestiture to Imperial, you know, a lot of the— the way you would traditionally get synergies, you know, half a billion of it walks in the door the day we sign the documents. And then the other synergies will unfold in that first two year period. Bonnie?

BONNIE L. HERZOG:

Hi Susan. I have a question on the vapor market. It’s still growing but the growth has been moderating, at least as it relates to e-cigs. So I see two key concerns. One is that technology’s still not where it needs to be to get greater conversion. And it sounds like you’ve got some things planned to address that. But secondly I’ve seen and heard about an increased negative perception about e-cigs. And that seems to be intensifying. So I’d like to hear from you what you as a company are doing possibly to address this?

SUSAN M. CAMERON:

I think you’re right, Bonnie. I mean the— there is— there is so much— there— there are various points of view out there. There is everybody writing about vapor. There are some misleading interpretations of surveys about vapor. And I think people are confused about vapor and— and— as they would be.

I mean the— the deeming reg from the F.D.A. from that perspective could provide some clarity for consumers seeking information, and reliable information, on the pros and cons of vapor or how vapor may stack up in terms of— of the potential to reduce harm versus combustible cigarettes.

So— anyway, we are certainly engaged with external stakeholders. We’re certainly talking a lot out in the states this year. There’s a lot of bills about vapor out in the state legislatures. And some of those are uninformed bills and some of those need shaping.

I think consumers are confused in terms of getting real satisfaction from vapor. VUSE really does deliver that. But if you’ve— you know, by the time we roll out to or last 30,000 stores you have consumers out there who’ve tried already four or five different e-cigs. And our challenge is to get VUSE in their hands and prove to them that it can deliver. And that’s certainly our marketing emphasis right now.

But— and— and also the— you know, the foreign-made— things are being talked about in the media. And this is making people feel, “What am I getting here?” And I think, again, our product that’s assembled in the U.S.— this differentiates— our— our product. And I think as we continue to go strongly to market with VUSE we’ll see. But people are trying a lot of different things. And the vapor market is long from settled.

BONNIE L. HERZOG:

Okay. Thank you for that and I had another question, if I may, on, you know, what you presented in terms of your total tobacco strategy and your company. Could you talk about the difference— the consumer inactions amongst these different categories and maybe how that has changed and evolved.

You know, I’m thinking about it in the context of dual usage and what we’ve seen most recently with the cigarette volume maybe not decelerating as fast as it used to. And smokeless volume not growing as fast. So could you touch on some of the different interactions?

SUSAN M. CAMERON:

Yeah, I think we— I said a little bit about it on the earnings call. And— and I have to say I don’t certainly have all the answers, because vapor is so new that capturing enough consumers in your surveys to really say what exactly is the trend here. But the facts are that of eight million dippers, five million of them use other tobacco category products.

And so if you start there as a smokeless universe— and we did see traditional dip— volumes growth slow in 2014. And certainly a lot of people tried vapor and we didn’t see the— the— the big shift in combustible volume. Now, remember that those— five million of those eight million dippers also consumed cigarettes. Or that was traditional. And they’re also obviously trying other products.

So I— I think that consumers are still searching and they are still trying new things. And, you know, the cigarette volumes— I— my personal belief is that the aberration was in the first half. It wasn’t in the second half. It was in the first half when these C-GAS stores were taking in 40 displays of— of nicotine liquid and stuff. And their inventory dollars were going into those new categories.

And so— it— we are still expecting to see that 3% to 4% volume decline this year. We’ll have to see what happens. But we’ll keep you posted. And we’re certainly committed to getting more good consumer information. It’s— it’s on the top of our list. We— it just takes a while to aggregate and get enough of a robust base. Matt. Or did we— did someone else? I didn’t get this gentleman. Just a minute. I’m not repeating till we get to this gentleman.

MALE VOICE:

Hi Susan. Just a quick question on REVO. You know, in the heat not burn category we’ve seen obviously some fantastic products— have come out and been branded with existing kind of heritage brands. So, you know, curious to understand from your perspective do you think the right strategy is to— to let the— the product kind of take off a little bit?

‘Cause obviously it replicates the traditional cigarette ritual. So is the right idea basically to keep this brand separate or do you think over time— the right thing to do is to then maybe have, you know, a few different brands brought onto the platform? Thank you.

SUSAN M. CAMERON:

It’s a good question. And I don’t know the answer yet. I mean we— obviously Eclipse was also a freestanding brand. We did do consumer research putting it on brands. I mean— don’t— don’t get me wrong. But— we— we are trying in this expansion to manage consumer expectations, because if you think it’s too much like a combustible, you reject.

If you think it’s a lot better than vapor, you like. Right— right? So it’s kind of, like, where is it sitting in that spectrum? And I think our view at the moment is putting it into— with— with a different name. Repackaging that product so that it clearly sits in its own space is the best way to communicate that. So we’ll find out. But it’s a good question. Yes? Michael.

MICHAEL S. LAVERY:

Everyone’s from—

SUSAN M. CAMERON:

Everyone’s in the front—

MICHAEL S. LAVERY:

—Natural American Spirit, I— obviously it’s very small outside the U.S., but it’s had some traction in markets like Germany. Is— is there any plans to accelerate geographic— its geographic expansion or footprint?

SUSAN M. CAMERON:

Andrew, why don’t you talk about that?

ANDREW D. GILCHRIST:

Yeah, generally we’re— we’re— in Western Europe and Japan. Those are the— the main markets. We continue to grow and be very successful in those markets. Very similar sort of— growth story as the U.S. We have recently entered— South Korea in a very sort of a small— fashion, but— at this point the focus really is Western Europe, Japan and— and this new entry into South Korea.

MATTHEW C. GRAINGER:

Thanks. Andrew, I just wanted to ask a little bit— for a little bit more detail on Camel Lights. I— I guess I typically think of that style of product with the inset filter as being more targeted geographically in terms of where it can work and—

ANDREW D. GILCHRIST:

Sure.

MATTHEW C. GRAINGER:

—and build scale. So is— is that the case here? You talk about expanding nationally, but I would think of it more as being pretty targeted coastal product in terms of where it— it would work. And then from a promotional perspective is this going to be introductory in price point or something you’re marketing as a premium type of experience?

ANDREW D. GILCHRIST:

Yeah, good— good question. You know, so Camel White is going to start in 21 Western states, so it’s going to be in primarily— very strong Camel— geographies. And it will be marketed in line with the rest of the Camel family as a premium brand. We’re going to start with the 21 states and then we will— basically see how that— how that performs. And we feel that’s— a good barometer of— of the potential.

CHRISTOPHER R. GROWE:

We have—

SUSAN M. CAMERON:

And now I’m really—

CHRISTOPHER R. GROWE:

—more.

SUSAN M. CAMERON:

—between them and the cocktails.

CHRISTOPHER R. GROWE:

Yes.

SUSAN M. CAMERON:

I think the cocktails are winning. Thank you very much for your attention today and your interest.

CHRISTOPHER R. GROWE:

Just to remind you to please bring your personal belongings with you this evening and look forward to seeing you at dinner.

* * *END OF TRANSCRIPT* * *

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind.

*****

February 17, 2015 1

Forward-looking information
This presentation contains forward-looking information.  Future results or events can be impacted by a number of factors that could cause actual results to be materially different from our projections. These factors are listed in RAI’s fourth-quarter 2014 earnings release and in the company’s SEC filings.  Except as provided by federal securities laws,
RAI is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
Web Disclosure
RAI’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news about RAI and its operating companies. Those wishing to stay on top of company news can sign up for email alerts by going to Shareholder Tools on the website’s
Investors Section.
2
All brand references are for RAI’s operating companies’ brands

Adjusted vs. GAAP
RAI management uses ‘adjusted’ (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’
understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. ‘Adjusted’ (non-GAAP) results are not, and should not be viewed as, substitutes for ‘reported’ (GAAP) results. A reconciliation of
GAAP to Adjusted results is at the end of this presentation.
3

agenda Our strategies 4 Driving growth drives sustainability Innovation Delivering value

Our strategies 5

We will achieve market leadership the tobacco industry by transforming 6

7 change Driving innovation Redefining enjoyment Reducing harm Reducing youth use Resolving controversial issues Leading

Our commercial strengths Powerful brands Leaders in innovation Improving productivity Expert consumer and trade marketing Superior engagement 8

CAMEL
SNUS
REVO
MADE WITH ORGANIC TOBACCO
NATURAL
AMERICAN
SPIRIT
CAMEL
CRUSH
MENTHOL
VUSE
PREMIUM WINTERGREEN
GRIZZLY
LONG CUT
WARNING: This product can cause mouth cancer.
BLUE
CAMEL
SINCE 1913
TURKISH DOMESTIC BLEND
PALL MALL
MINT · 2mg
ZONNIC
STOP SMOKING AID

Brands in all the right places 9

Business highlights Key-brands momentum Innovative new products Proposed Lorillard acquisition 10

Driving growth 11

2014 Cigarette industry dynamics Volume down 3.2% Competitive environment Migration to alternative products continues Menthol segment remains strong 12

CAMEL
SNUS
CAMEL
CRUSH
CAMEL
CRUSH
MENTHOL
PALL MALL
CAMEL
SNUS
FROST
WARNING:
This product can cause gum disease and tooth loss.
FILTERS
CAMEL
TURKISH DOMESTIC BLEND
BLUE
CAMEL
TURKISH DOMESTIC BLEND
PALL MALL
PALL MALL

13

R.J. Reynolds
performance
2013 vs. 2014
-
5.0
%
+
8.3
%
+
3.0
ppt.
Volume
64.2
61.0 (BN)
Adj. Operating Income
$2,472
$2,677(MM)
Adj. Operating Margin
36.6
%
39.6
%
14
Reconciliation of GAAP to Adjusted results is in Appendix.  Adjusted results exclude the one-time benefit from the NPM partial settlement, implementation costs, Engle progeny lawsuits and other tobacco-related litigation, mark-to-market pension and postretirement adjustments, and trademark and other intangible asset impairment charges.

15 Source: Information Resources Inc. / Capstone Retail share of market 26.6% - 0.1ppt. 26.5%

Adjusted operating margin
Reconciliation of GAAP to Adjusted results, including specific adjustments for each year, is in Appendix.
2004 – 2014
%
39.6
%
16
15
20
25
30
35
40
04 05 06 07 08 09 10 11 12 13 14

Brand strategy innovation differentiation more for the money 17

Growth-brands share momentum Source: Information Resources Inc. / Capstone All Other Brands Growth Brands 19.7% 6.8% 18 26.4% 2013 2014

CAMEL
CRUSH
BOLD
CAMEL
CRUSH
CAMEL
CRUSH
MENTHOL
FILTERS
CAMEL
SINCE 1913
TURKISH DOMESTIC BLEND
BLUE
CAMEL
SINCE 1913
TURKISH DOMESTIC BLEND
CAMEL
CRUSH
MENTHOL
SILVER

Premium equity Innovation Favorable demographics Market share growing Innovative and growing 19

Camel share of market Source: Information Resources Inc. / Capstone % 10.3% 20 10.3% 2013 2014 20 Source: Information Resources Inc. / Capstone % 10.5 10.0 9.5 9.0

Camel menthol share of market Source: Information Resources Inc. / Capstone 4.4% 21 4.5% 3.5 4.0 2013 2014 21

CAMEL
WHITE
INSET FILTER
MELLOW TASTE
CAMEL
WHITE
INSET FILTER
MENTHOL

Expanding April 2015 Innovative product proposition Inset filter Modern brand attributes Smooth innovation 22

Camel SNUS share of market % 2014 23 Source: Information Resources Inc. / Capstone Camel General Skoal Marlboro 0 20 40 60 80

Genuinely more 24 Premium look and feel True value proposition

Pall Mall share of market Source: Information Resources Inc. / Capstone 2013 2014 9.3% % 25 9.5 8.5 7.5

NATURAL
AMERICAN
SPIRIT
100% ADDITIVE-FREE
NATURAL TOBACCO

26

Reconciliation of GAAP to Adjusted results is in Appendix. Adjusted results exclude the one-time benefit from the NPM partial settlement and implementation costs.
27
Santa Fe
performance
2013 vs. 2014
3.6
Volume
+ 10.0%
1.4
%
Retail Share
of Market
+ 0.2 ppt.
$280
Adj. Operating
Income
+ 20.5%
48.9
%
Adj. Operating
Margin
+ 2.3 ppt.
3.9 (BN)
1.6
%
$337(MM)
51.2
%

Natural American Spirit share of market 2013 2014 1.8% % 28 Source: Information Resources Inc. / Capstone 1.9 1.7 1.5 1.3 1.1

Portland, OR
San Francisco, CA
Room to
grow
SOM > 3.0 Share
SOM 1.8 - 3.0 Share
Below national avg.
Room to
Boulder, CO
Austin, TX
Lawrence, KS
Madison, WI
New York, NY
Asheville, NC
6.5
%
4.4
%
5.1
%
4.9
%
6.0
%
12.1
%
9.1
%
Source: Shipments to Retail 4Q14
7.6
%
29

MADE WITH ORGANIC TOBACCO
NATURAL
AMERICAN
SPIRIT
MADE WITH ORGANIC TOBACCO
NATURAL
AMERICAN
SPIRIT
100% ADDITIVE-FREE
U.S. GROWN TOBACCO
100% ADDITIVE-FREE
NATURAL TOBACCO
NATURAL
AMERICAN
SPIRIT
100% ADDITIVE-FREE
NATURAL TOBACCO
NATURAL
AMERICAN
SPIRIT

Packaging that pops 30

Unique positioning 31

2014 Moist-snuff dynamics Volume up 2.3% Intense competition Mid-price tier providing all the growth 32

PREMIUM NATURAL
GRIZZLY
LONG CUT
WARNING: This
PREMIUM STRAIGHT
GRIZZLY
LONG CUT
PREMIUM WINTERGREEN
GRIZZLY
POUCHES
WARNING: This product can cause gum disease and tooth loss.
PREMIUM WINTERGREEN
GRIZZLY
LONG CUT
WARNING: This product can cause mouth cancer.
PREMIUM MINT
GRIZZLY
LONG CUT
WARNING: This
mouth cancer.

33

Reconciliation of GAAP to Adjusted results is in Appendix.  Adjusted results exclude implementation costs and mark-to-market pension and postretirement adjustments.
American Snuff
performance
2013 vs. 2014
34
+
2.8
%
Volume
+
0.3
ppt.
Retail Share
of Market
+
3.9
%
Adj. Operating
Income
-
0.7
ppt.
Adj. Operating
Margin
465.8
478.6(MM)
34.0
%
34.3
%
$424
$442(MM)
57.1
%
56.4
%

American Snuff share of market Source: Information Resources Inc. / Capstone 06 07 08 09 10 11 12 13 14 2006 – 2014% 34.3% 35 35 30 25 20

Grizzly share of market Source: Information Resources Inc. / Capstone 06 07 08 09 10 11 12 13 14 2006 – 2014 31.4% 36% 30 25 20

PREMIUM DARK WINTERGREEN
GRIZZLY
LONG CUT
EST. 1900
AMERICAN
SNUFF CO.

Strong performance in Indiana Expanding distribution March 2015 Unique wintergreen flavor for Grizzly 37 Dark wintergreen

PREMIUM WINTERGREEN
GRIZZLY
LONG CUT
EST. 1900
AMERICAN
SNUFF CO.
PREMIUM WINTERGREEN
GRIZZLY
LONG CUT
AMERICAN
SNUFF CO.

Equity building 38

drives sustainability Innovation 39

VUSE
POWERUNIT
& ACCESSORIES
VUSE
SOLO
RECHARGEABLE
DIGITAL
VAPOR
CIGARETTE
MENTHOL
VUSE
SOLO
RECHARGEABLE
DIGITAL
VAPOR
CIGARETTE
ORIGINAL
ORIGINAL
VUSE
2
CARTRIDGES

Well positioned Satisfying Digital vapor technology Stylish Convenient American assembly National distribution 40

VUSE expansion Nationally available Less promotion than competition 90% of sales are replacement cartridges Focused on ‘game-changing’ innovations 41

More styles 42

REVO
R. J. REYNOLDS
Original
TOBACCO CO.
20
UNCONVENTIONAL
CIGARETTES
REVO
R. J. REYNOLDS
Menthol
TOBACCO CO.
20
UNCONVENTIONAL
CIGARETTES

43 Heat-not-burn technology Distribution in Wisconsin The time is right

Change in perceptions 1994 Product Test 2013 Product Test % 44 Intended Trial Repeat Purchase 0 20 40 60

FRUIT - 4mg
ZONNIC
NICOTINE POLACRILEX GUM, 4mg (NICOTINE)
STOP SMOKING AID
CINNAMON - 4mg
ZONNIC
NICOTINE POLACRILEX GUM, 4mg (NICOTINE)
STOP SMOKING AID
10 COATED PIECES*, 4mg EACH
MINT - 4mg
ZONNIC
NICOTINE POLACRILEX GUM, 4mg (NICOTINE)
STOP SMOKING AID
FOR THOSE WHO SMOKE THEIR FIRST CIGARETTE WITHIN 30 MINUTES OF WAKING UP. IF YOU SMOKE YOUR FIRST CIGARETTE MORE THAN 30 MINUTES AFTER WAKING UP, USE ZONNIC 2mg.
10 COATED PIECES*, 4mg EACH
*This package size may not be a full day's supply. It is intended to start or continue a quit attempt.
LOT #:
EXP DATE:

Opportunity National expansion begins Convenient Affordable Aligns with tobacco harm reduction 45

We speak “smoker” 46

Positioned to
win
Profitable, strong, growing cigarette portfolio
-
Natural American Spirit, Camel and Pall Mall
Moist-snuff growth with Grizzly
Market-leading position with VUSE
REVO heat-not-burn technology
Expanding nicotine replacement therapy with ZONNIC
47

Delivering value 48

Strong RAI performance
$3,021
$3,105(MM)
$1,744
$1,831(MM)
$3.19 $3.42
Adj. Operating Income
Adj. Net Income
Adj. EPS
+ 2.8%
+ 5.0%
+ 7.2%
2013 vs. 2014
49
Reconciliation of GAAP to Adjusted results is in Appendix.  Adjusted results exclude the one-time benefit from the NPM partial settlement, implementation costs, transaction-related and financing costs, gain from discontinued operations, Engle progeny lawsuits and other tobacco-related litigation, mark-to-market pension and postretirement adjustments, other intangible asset impairment charges and loss on extinguishment of debt.

Margins doubled
2004 – 2014
%
36.7
%
50
40
35
30
25
20
15
10
Reconciliation of GAAP to Adjusted results is in Appendix.  Adjusted results primarily exclude charges for Engle progeny lawsuits, trademark impairments, restructuring, merger integration, one-time benefit from the NPM partial settlement and mark-to-market adjustments and includes B&W/Lane 2004 pre-merger results.
04 05 06 07 08 09 10 11 12 13 14

51 Earnings guidance - Adjusted -Earnings growth of 6.7% to 11.1% 2015 RAI Outlook (2/10/15) EPS of $3.65 to $3.80

Excellent total shareholder return Through Dec. 31, 2014 Source: Bloomberg Year 1 3 5 10 S&P 500 RAI 52 14% 35% 75% 81% 105% 219% 109% 475%

The next step in
our transformation
journey
53
RJRT
B&W Merger
ASC Acquisition
Snus Intro
Dissolvable
Tobacco
Testing
Snus National
Expansion
NRT
Niconovum
VUSE Digital
E-Cig
Proposed
Lorillard
Acquisition

Transaction update 54 Shareholder approval on Jan. 28 FTC approval process proceeding Advanced transition planning Expected to close by mid-2015 time
55
Unique portfolio of iconic brands
Stronger competitive position
EPS accretive in first full year
Complementary geographic strengths
Increased scale and significant synergies
The right deal
at the right
time

Iconic brands Strong category positions Strength across price points Enhanced growth profile 56 summary Increasing profitability key brands Powerful Transformative innovations Shareholder value Poised for new growth 57

58

Appendix 1
Reynolds American Inc.
Reconciliation of GAAP to Adjusted Results
(Dollars in Millions, Except Per Share Amounts)
(Unaudited)
2004 *
2007 2008 2009 2010 2011 2012 2013 2014
GAAP Operating Income: $882 $1,459 $1,930 $2,418 $567 $1,763 $2,432 $2,399 $2,214 $3,132 $2,531
The GAAP results include the following
expense (income):
B&W/Lane GAAP results 328
Proforma adjustments (128)
Premerger B&W integration costs 35
Goodwill and trademark impairment charges 199 200 90 65 318 567 32 48 129 32
Restructuring charge 5 2 1 90 56 149
Merger integration costs 130 107 45
RAI settlements 50
Phase II growers'trust offset (69) (27)
RAI returned goods reserve adjustment 38
Federal tobacco buyout assessment 81 (9)
Loss on sale of assets 24
Implementation costs 60 23 24 16
Scott lawsuit 139
Engle progeny lawsuits 64 37 18 100
Tobacco-related and other litigation 5 34 2
Asset impairment and exit charges 38
One-time benefit from NPM Partial Settlement (219) (34)
Transaction-related costs 38
MTM pension/postretirement adjustments - - - (43) 1,527 49 110 145 329 - * 452
Total adjustments 588 387 127 22 1,935 672 240 419 649 (111) 574
Adjusted operating income $1,470 $1,846 $2,057 $2,440 $2,502 $2,435 $2,672 $2,818 $2,863 $3,021 $3,105
Net income per diluted share:
Reported GAAP $1.37 $1.77 $2.05 $2.35 $0.76 $1.64 $1.92 $2.40 $2.24 $3.14 $2.75
Non-GAAP adjusted $1.42 $1.96 $2.03 $2.37 $2.44 $2.36 $2.63 $2.81 $2.97 $3.19 $3.42
Net Sales $8,323 $8,256 $8,510 $9,023 $8,845 $8,419 $8,551 $8,541 $8,304 $8,236 $8,471
Operating margins:
GAAP 10.6% 17.7% 22.7% 26.8% 6.4% 20.9% 28.4% 28.1% 26.7% 38.0% 29.9%
Adjusted 17.7% 22.4% 24.2% 27.0% 28.3% 28.9% 31.2% 33.0% 34.5% 36.6% 36.7%
(1) Includes proforma GAAP adjustments as if the merger of B&W/Lane had been completed on January 1, 2004.
(2) Not adjusted to reflect change in accounting for pension and postretirement.
RAI management uses “adjusted” (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. “Adjusted” (non-GAAP) results are not, and should not,  be viewed as, substitutes for “reported” (GAAP) results.
2005²
2006²
1,2

Appendix 2
REYNOLDS AMERICAN INC.
Reconciliation of GAAP to Adjusted Results
(Dollars in Millions, Except Per Share Amounts)
(Unaudited)
RAI management uses "adjusted" (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors' understanding of the underlying performance of the company's continuing operations is enhanced through the disclosure of these metrics.  "Adjusted" (non-GAAP) results are not, and should not be viewed as, substitutes for "reported" (GAAP) results.
Twelve Months Ended December 31,
2014 2013
Operating Net Diluted Operating Net Diluted
Income Income EPS Income Income EPS
GAAP results
$    2,531 $  1,470 $    2.75 $        3,132 $        1,718 $          3.14
The GAAP results include the following:
One-time benefit from the NPM Partial Settlement
(34) (21) (0.04) (219) (124) (0.23)
MTM pension/postretirement adjustments
452 275 0.51 - - -
Implementation costs
16 10 0.02 24 15 0.03
Trademark and other intangible asset impairment charges
- - - 32 20 0.04
Gain on discontinued operations
- (25) (0.05) -
-
-
Engle progeny cases
100 63 0.12 18 11 0.02
Tobacco-related and other litigation
2 1 - 34 21 0.04
Transaction-related costs
38 30 0.06 - - -
Loss on extinguishment of debt
- - - - 83 0.15
Financing costs
- 28 0.05 - - -
Total adjustments
574 361 0.67 (111) 26 0.05
Adjusted results $    3,105 $ 1,831 $    3.42 $        3,021 $       1,744 $         3.19

Appendix 3
R. J. Reynolds Tobacco
Reconciliation of GAAP to Adjusted Results
(Dollars in Millions)
(Unaudited)
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
GAAP Operating Income: $854 $1,399 $1,682 $2,087 $368 $1,493 $2,096 $1,958 $1,735 $2,587 $2,173
The GAAP results include the following
expense (income):
B&W/Lane GAAP results 311
Proforma adjustments (128)
Premerger B&W integration costs 35
Goodwill and trademark impairment charges 199 198 90 33 176 491 43 82 32
Restructuring charges 5 2 1 81 56 138
Merger integration costs 130 107 33
Phase II growers'trust offset (69) (27)
RAI returned goods reserve adjustment 38
Federal tobacco buyout assessment 79 (9)
Implementation costs 26 16 18 16
Scott 139
Engle progeny lawsuits 64 37 18 100
Tobacco-related and other litigation 5 34
Asset impairment charges 24
One-time benefit from NPM Partial Settlement (217) (34)
MTM pension/postretirement adjustments - - - (44) 1,485 - 105 128 300 - 422
Total adjustments 521 359 115 (11) 1,742 547 155 390 562 (115) 504
Adjusted operating income $1,375 $1,758 $1,797 $2,076 $2,110 $2,040 $2,251 $2,348 $2,297 $2,472 $2,677
Net Sales $7,841 $7,723 $7,707 $8,022 $7,755 $7,354 $7,368 $7,317 $6,960 $6,728 $6,767
Operating margins:
GAAP 10.9% 18.1% 21.8% 26.0% 4.7% 20.3% 28.4% 26.8% 24.9% 38.5% 32.1%
Adjusted 17.5% 22.8% 23.3% 25.9% 27.2% 27.7% 30.6% 32.1% 33.0% 36.6% 39.6%
2004 includes proforma GAAP adjustments as if the merger of B&W/Lane had been completed on January 1, 2004.
Segment data presented utilizes most recent data published for any historic year in 10-K.
Results prior to 2010 do not include subsequent segment reporting adjustments.
Data for years 2004-2006 not adjusted to reflect change in accounting for pension and postretirement.
RAI management uses “adjusted” (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. “Adjusted” (non-GAAP) results are not, and should not,  be viewed as, substitutes for “reported” (GAAP) results.
lawsuit

Appendix 4
REYNOLDS AMERICAN INC.
Reconciliation of GAAP to Adjusted Operating Income by Segment
(Dollars in Millions)
(Unaudited)
The R.J. Reynolds segment consists of the primary operations of R.J. Reynolds Tobacco Company, the second-largest tobacco company in the United States and which also manages a contract manufacturing business.
Management uses "adjusted" (non-GAAP) measurements to set performance goals and to measure the performance of the company, and believes that investors' understanding of the underlying performance of the company's continuing operations is enhanced through the disclosure of these metrics.
Twelve Months Ended December 31,
2014 2013
R.J. Reynolds American Snuff Santa Fe R.J. Reynolds American Snuff Santa Fe
GAAP operating income $     2,173 $            438 $     337 $     2,587 $            420 $     280
The GAAP results include the following:
Engle progeny cases 100 - - 18 - -
Tobacco-related and other litigation (1) - - - 34 - -
Implementation costs 16 - - 18 4 2
Trademark and other intangible asset impairment charges - - - 32 - -
MTM pension/postretirement adjustments (3) 422 4 - - - -
One-time benefit from the NPM Partial Settlement (34) - - (217) - (2)
Total adjustments (2) 504 4 - (115) 4 -
Adjusted operating income $     2,677 $           442 $     337 $     2,472 $           424 $     280
(1) For the twelve months ended December 31, 2014, RAI and its operating companies recorded aggregate adjustments of $2 million in tobacco-related and other litigation charges, which is included in corporate costs.
(2) For the three and  twelve months ended December 31, 2014, RAI and its operating companies recorded aggregate transaction-related costs adjustments  of $15million and $38 million, respectively, in corporate costs.
(3) For the three and  twelve months ended December 31, 2014, RAI and its operating companies recorded aggregate mark-to-market adjustments of $452 million, including $26 million in corporate costs.
The American Snuff segment consists of the primary operations of American Snuff Company, LLC, the second-largest smokeless tobacco products manufacturer in the United States.
The Santa Fe segment consists of the primary operations of Santa Fe Natural Tobacco Company, Inc., which manufactures Natural American Spirit cigarettes and other additive-free tobacco products.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including any statements as to regulatory approvals and the expected timing, completion and effects of the proposed Merger, the divestiture, the share purchase and related transactions, collectively, referred to as the Proposed Transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, and in any documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on RAI; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current facilities, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol which will represent a substantial portion of RAI’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to RAI’s binding obligations under the asset purchase agreement to complete the divestiture), on terms less favorable than the divestiture, due to the absence of a condition in connection with the Merger that the divestiture be completed; the possibility of having to include the DORAL brand as part of the divestiture; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the Merger Agreement and the asset purchase agreement related to the divestiture; the possibility of delay or prevention of the Proposed Transactions by lawsuits challenging the Proposed Transactions filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the Merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of RAI common stock; the reliance of R. J. Reynolds Tobacco Company, referred to as RJR Tobacco, on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture; RAI’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of RAI’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of RAI and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the Merger Agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of RAI and Lorillard from their respective advisors; a termination of the governance agreement, referred to as the Governance Agreement, among RAI, BAT and B&W or certain provisions of it in accordance with its terms, including the limitations on B&W’s representation on the RAI board of directors and its board committees; the effect of the substantial additional indebtedness that RAI will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and RAI’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in RAI, the Governance Agreement and the provisions favoring BAT in the RAI articles of incorporation on RAI’s business, the RAI board of directors and other RAI shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the RAI unaudited pro forma condensed combined financial statements included in RAI’s Form S-4; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as RAI shareholders under North Carolina law, the RAI articles of incorporation, the RAI bylaws and the Governance Agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s and Lorillard’s filings with the Securities and Exchange Commission, referred to as the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, RAI is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of RAI and Lorillard that also constitutes a Prospectus of RAI. The Registration Statement on Form S-4 was declared effective by the SEC on December 22, 2014. RAI and Lorillard commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about December 22, 2014. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com , and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and shareholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and shareholder of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC.